YUKON-NEVADA GOLD CORP. APPOINTS
GENERAL MANAGER AT JERRITT CANYON

Vancouver, BC – December 7, 2010 – Yukon-Nevada Gold Corp. (the “Company”) (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) is pleased to announce the appointment of Mr. Guy Simpson as the General Manager at Jerritt Canyon, Nevada. Mr. Simpson brings a wealth of knowledge to Jerritt Canyon through 20 years of international gold mining experience, 14 of which involved working for producing mining companies in Australia and Africa. Jerritt Canyon is a gold producing property located near Elko, Nevada operated by Queenstake Resources Ltd., a wholly owned subsidiary of Yukon-Nevada Gold Corp.

Mr. Simpson is a mining engineer who has recently been responsible for the development of a large sulphide ore gold mine utilizing a large operating roaster in West Africa. He began his career as an underground mine labourer and then a mining engineer after graduating from the Western Australian School of Mines (Kalgoorlie) with a Bachelor of Science – Mining Engineering.

Mr. Simpson has worked for Resolute Mining Limited, Rapallo Pty Ltd., Harmony Australia and Newcrest Mining Ltd. He has considerable experience in mine management, mine development and feasibility of open pit and underground mining operations including detailed financial evaluation, pit design, underground design and infrastructure requirements. Utilizing his business development expertise he will undertake physical and financial evaluation of the underground mining projects at Jerritt Canyon and provide recommendations for potential project acquisitions/mergers. He will have the responsibility for managing the conversion of the considerable gold resources at Jerritt Canyon into reserves. Mr. Simpson will be reporting directly to the Chief Operating Officer, Graham Dickson.

Mr. Simpson's main focus will be improving the sustainability of operations at Jerritt Canyon, ensuring that the steady state of 150,000 ounce per year of gold production will provide a firm platform ahead of the next phase of increasing this production. Mr. Simpson's hiring is another example of the Company gradually strengthening and deepening its management team.

Yukon-Nevada Gold Corp. is a North American gold producer in the business of discovering, developing and operating gold deposits. The Company holds a diverse portfolio of gold, silver, zinc and copper properties in the Yukon Territory and British Columbia in Canada and in Nevada in the United States. The Company's focus has been on the acquisition and development of late stage development and operating properties with gold as the primary target. Continued growth will occur by increasing or initiating production from the Company's existing properties.

For more information please contact:

Yukon-Nevada Gold Corp.
Richard Moritz
Senior Director, Institutional Investor Relations

Tel: (604) 688-9427
Email: rmoritz@yngc.ca

Nicole Sanches
Investor Relations Manager
Tel: (604) 688-9427 ext 224
Email: nicole@yngc.ca
www.yukon-nevadagold.com

CHF Investor Relations
Jeanny So
Director of Operations
Tel: (416) 868-1079 ext. 225
Email: jeanny@chfir.com
www.chfir.com

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The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.